UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

_____

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
January 05, 2006



Alliance One International, Inc.
(Exact name of registrant as specified in its charter)

Virginia	**001-13684**	**54-1746567**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8001 Aerial Center Parkway
Morrisville, NC 27560-8417
(Address of principal executive offices)

(919) 379-4300
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Alliance One International, Inc.

ITEM 1.01   ENTRY INTO MATERIAL DEFINITIVE AGREEMENT

Amendment of Legacy Officer and Director Deferred Compensation Plans

On December 30, 2005, the Committee on Executive Compensation (the "Compensation Committee") of Alliance One International, Inc. ("Alliance One") amended the DIMON Incorporated Compensation Deferral Plan (the "DIMON Plan") in order to freeze the DIMON Plan in light of the new deferred compensation rules of Section 409A of the Internal Revenue Code of 1986, as amended. Section 409A changed the income tax treatment of nonqualified deferred compensation and imposed new requirements on both the terms and operations of such plans. Since only one Participant had deferred compensation under the DIMON Plan and there were no deferrals in 2005, the amendment freezes the Plan as of December 31, 2004, prohibiting deferral of any compensation or any award under the Plan after such date. The preceding summary is qualified in its entirety by reference to the amendment to the DIMON Plan, which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Also on December 30, 2005, the Compensation Committee amended the Standard Commercial Corporation Supplemental Retirement Plan (the "Standard Supplemental Plan") in connection with the merger of the Standard Commercial Corporation Qualified Plan into the Alliance One International, Inc. Pension Plan (formerly known as the DIMON Incorporated Cash Balance Plan) (the "Alliance One Plan") as of January 1, 2006. The amendment to the Standard Supplemental Plan freezes the benefits under the Plan as of December 31, 2005. A new section was also added to the Standard Supplemental Plan stating that the Plan would be administered in good faith compliance with Section 409A of the Internal Revenue Code of 1986, to the extent that Section 409A applies to specific benefits available through the Standard Supplemental Plan. The preceding summary is qualified in its entirety by reference to the amendment to the Standard Supplemental Plan, which is attached hereto as Exhibit 10.2 and incorporated herein by reference. The Standard Commercial Corporation Supplemental Retirement Plan, dated March 27, 1990, as amended, is attached hereto as Exhibit 10.3.

ITEM 9.01   Financial Statements and Exhibits

(c)   Exhibits

Exhibit No.	Description
10.1	AMENDMENT TO DIMON INCORPORATED COMPENSATION DEFERRAL PLAN, dated December 30, 2005.
10.2	AMENDMENT TO STANDARD COMMERCIAL CORPORATION SUPPLEMENTAL RETIREMENT PLAN, dated December 30, 2005
10.3	STANDARD COMMERCIAL CORPORATION SUPPLEMENTAL RETIREMENT PLAN, dated March 27, 1990, as amended.

Alliance One International, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 05, 2006

Alliance One International, Inc.
Registrant

By: /s/ Thomas G. Reynolds
Name: Thomas G. Reynolds
Title: Vice President – Controller
           (Chief Accounting Officer)

Alliance One International, Inc. and Subsidiaries

INDEX TO EXHIBITS

Exhibit 10.1

AMENDMENT TO
DIMON INCORPORATED COMPENSATION DEFERRAL PLAN

WHEREAS, Alliance One International, Inc. (the "Employer"), as successor in interest to DIMON Incorporated, is the sponsor of the DIMON Incorporated Compensation Deferral Plan (the "Deferral Plan"); and

WHEREAS, the Employer has retained the right to amend or modify the Deferral Plan; and

WHEREAS, there is only one Participant who has deferred compensation under the Plan, and there have been no deferrals in 2005; and

WHEREAS, the Employer desires to freeze the Deferral Plan in light of the new deferred compensation rules of Section 409A of the Internal Revenue Code of 1986, as amended;

NOW, THEREFORE, the Deferral Plan is hereby amended as set forth below, effective December 30, 2005:

1. A new sentence shall be added at the end of Section 4 of the Deferral Plan, which shall read as follows:

    "Notwithstanding the foregoing, participation in the Plan is frozen as of December 31, 2004."

2. A new paragraph shall be added at the end of Section 5 of the Deferral Plan, which shall read as follows:

    "Notwithstanding the foregoing, the Plan is frozen as of December 31, 2004, and no compensation or award may be deferred under the Plan after such date."

3. A new paragraph (g) shall be added at the end of Section 6 of the Deferral Plan, which shall read as follows:

    "(g) No Deferrals after December 31, 2004. Notwithstanding the foregoing provisions of this Section 6, Participant Deferral Accounts shall not be credited with any amounts after December 31, 2004, with respect to compensation or award deferrals. Credits and debits to Deferral Accounts after December 31, 2004 shall be limited to amounts representing (i) hypothetical income (including but not limited to dividend equivalents); (ii) appreciation and depreciation in the value of the Deferral Accounts; and (iii) benefit payments under the Plan."

4. Capitalized words not otherwise defined in this Amendment shall have the definitions attributed to them in the Deferral Plan.

IN WITNESS WHEREOF, Alliance One International, Inc. has, by an authorized officer, executed this amendment on this the 30th day of December, 2005.

ALLIANCE ONE INTERNATIONAL, INC.

By: /s/ Michael K. McDaniel

Name: Michael K. McDaniel

Title: Senior Vice President –
Human Resources

Exhibit 10.2

AMENDMENT TO
STANDARD COMMERCIAL CORPORATION
SUPPLEMENTAL RETIREMENT PLAN

WHEREAS, Alliance One International, Inc. (the "Employer"), as successor in interest to Standard Commercial Corporation, is the sponsor of the Standard Commercial Corporation Supplemental Retirement Plan (the "Supplemental Plan"); and

WHEREAS, the Employer has retained the right to amend or modify the Supplemental Plan; and

WHEREAS, the Qualified Plan is being merged into the Alliance One International, Inc. Pension Plan (formerly known as the DIMON Incorporated Cash Balance Plan) (the "Alliance One Plan") as of January 1, 2006, and the Employer desires to freeze benefits under the Supplemental Plan prior to such merger;

NOW, THEREFORE, the Supplemental Plan is hereby amended as set forth below, effective December 30, 2005:

1.　　A new paragraph shall be added at the end of Section 1.06 of the Supplemental Plan, which shall read as follows:

"The Participant's Excess Pension Plan Benefit shall not be greater than his or her Excess Pension Plan Benefit determined as of December 31, 2005, based on his or her accrued benefit under the Basic Plan as of December 31, 2005."

2.　　A new Sections 3.14 shall be added at the end of Section III of the Supplemental Plan, which shall read as follows:

"3.14　　Good Faith Compliance with 409A. If any portion of a Participant's benefit under this Plan is subject to the requirements of Section 409A of the Internal Revenue Code of 1986, as amended ("Section 409A"), then the Plan shall be administered in good faith compliance with Section 409A and applicable guidance thereunder with respect to that portion of the Participant's benefit."

3.　　Capitalized words not otherwise defined in this Amendment shall have the definitions attributed to them in the Supplemental Plan.

IN WITNESS WHEREOF, Alliance One International, Inc. has, by an authorized officer, executed this amendment on this the 30th day of December, 2005.

ALLIANCE ONE INTERNATIONAL, INC.

By: /s/ Michael K. McDaniel
Name: Michael K. McDaniel
Title: Senior Vice President –
Human Resources

Exhibit 10.3

STANDARD COMMERCIAL CORPORATION
SUPPLEMENTAL RETIREMENT PLAN

This agreement made and entered into this 27th day of <u>March</u>, <u>1990</u>, by Standard Commercial Corporation, a corporation organized and existing user the laws of the State of North Carolina, shall be effective the 1st day of <u>April</u>, <u>1989</u>.

PREAMBLE

The principal objective of this Plan is to restore to Participants any benefits that would otherwise be lost to them under the Standard Commercial Corporation Defined Benefit Pension Plan because of limitations imposed by Section 415 and 401 (a) (17) of the Internal Revenue Code.

SECTION I

DEFINITIONS

Except as noted below, all words or phrases used herein shall have the same meaning as is attributed to them in Article I of the Basic Plan.

1.01 <u>BASIC PLAN</u> - The words "Basic Plan" mean the Standard Commercial Corporation Defined Benefit Pension Plan as it may be amended from time to time or any successor thereto.

1.02 <u>BOARD</u> - The word "Board" means the Board of Directors of Standard Commercial, and to the extent allowed by the Articles of Incorporation of the Company, action by the Board may be taken by the Executive Committee.

1.03 <u>CODE</u> - The word "Code" means the Internal Revenue Code of 1986, as amended.

1.04 <u>COMPANY</u> - The word "Company" means Standard Commercial Corporation and any successor thereto and any other company which is authorized by the Board to adopt the Plan and which, by direction of its board of directors or highest executive authority, adopts the Plan by executing a participation agreement.

1.05 <u>ERISA</u> - The word "ERISA" means the Employee Retirement Income and Security Act of 1974, as amended.

1.06 EXCESS PENSION PLAN BENEFIT - The words "Excess Pension Plan Benefit" mean a monthly pension, or the actuarial equivalent thereof, equal to the benefit (as defined in Article IV of the Basic Plan) which would have been payable to the Participant from the Basic Plan had the limitations imposed by Section 415 and 401 (a) (17) of the Code not applied, less the actual benefit payable from the Basic Plan or the actuarial equivalent thereof.

1.07 PARTICIPANT - The word "Participant" means an employee of the Company who is eligible to participate in the Plan in accordance with Section 3.02 and who elects to participate.

1.08 PLAN - The word "Plan" means the Standard Commercial Corporation Supplemental Retirement Plan.

SECTION II

BENEFITS

2.01 A Participant will be entitled to receive Excess Pension Plan Benefits under this Plan which may increase or decrease from time to time and which shall be payable at the same time and in the same manner as are his benefits under the Basic Plan. If Section 415 prohibits any benefits from being paid from the Basic Plan, this Plan shall provide all the benefits the Basic Plan would have provided under the same conditions.

SECTION III

MISCELLANEOUS

3.01 ADMINISTRATION. Full power and authority to construe, interpret, and administer the Plan shall be vested in the Administrative Committee (the "Committee") appointed by the Board. The Committee shall have the authority to make determinations provided for or permitted to be made under the Plan, to interpret the Plan, and to promulgate such rules and regulations, if any, as the Committee considers necessary and appropriate for the implementation of the Plan.

3.02 ELIGIBILITY AND PARTICIPATION. The Company, in its sole discretion, shall establish eligibility qualifications for participation in the Plan, provided the Company may designate such authority to any person, persons or entity. Participation shall be limited to key executives and a select group of highly compensated employees of the Company, as such terms are defined in ERISA.

3.03 <u>NON-ALIENATION.</u> Neither a Participant nor anyone claiming through him shall have any right to commute, sell, assign, transfer or otherwise convey the right to receive any payments hereunder, which payments and the rights thereto hereby are expressly declared to be non-assignable and non-transferable, nor shall any such right to receive payments hereunder be subject nor shall any such right to receive payments hereunder be subject to the claims of creditors of a Participant or anyone claiming through him to any legal, equitable, or other proceeding or process for the enforcement of any claims..

3.04 <u>TAX WITHHOLDING.</u> The Company may withhold from any payment made by it under the Plan such amount or amounts as may be required for purposes of complying with the tax withholding or other provisions of the Code or the Social Security Act or any state income tax act or for purposes of paying any estate, inheritance or other tax attributable to any amounts payable hereunder.

3.05 <u>NON-SECURED PROMISE.</u> The rights under this Plan of a Participant and any person or entity claiming through him shall be solely those of an unsecured, general creditor of the Company. Any asset acquired or held by the Company shall not be deemed to be held by the Company for or on behalf of a Participant, or any other person, or to be security for the performance of any obligations hereunder of the Company, but shall, with respect to this Plan, be and remain a general, unpledged, unrestricted asset of the Company.

3.06 <u>INDEPENDENCE OF PLAN.</u> Except as otherwise expressly provided herein, this Plan shall be independent of, and in addition to, any other employment agreement or employment benefit agreement or plan or rights that may exist from time to time between the parties hereto. This Plan shall not be deemed to constitute a contract of employment between the Company and a Participant, nor shall any provision hereof restrict the right of the Company to discharge a Participant, or restrict the right of a Participant to terminate his employment with the Company.

3.07 <u>PLAN INTERPRETATION.</u> The Paragraph headings used in this Plan are for convenience or reference only and shall not be considered in construing this Plan. The masculine gender, where appearing in the text of the Plan will be deemed to include the feminine gender, and the singular may include the plural, unless the context clearly indicates the contrary.

3.08 RESPONSIBILITY FOR LEGAL EFFECT. Neither the Committee nor the Company makes any representations or warranties, express or implied, or assumes any responsibility concerning the legal, tax, or other implications or effects of this Plan.

3.09 COMMITTEE DETERMINATIONS FINAL. Each determination provided for in the Plan with respect to its operation, interpretation and administration, shall be made in the absolute discretion of the Committee. Any such determination shall be binding on all persons.

3.10 AMENDMENT. The Company may, in its sole discretion amend the Plan from time to time. No such amendment shall reduce a Participant's or a Beneficiary's benefits under the Plan to an amount less than an amount that he would have been entitled to under the Plan on the later of the date the amendment is adopted or made effective, as if the Plan had been terminated on that date.

3.11 TERMINATION AT THE COMPANY'S OPTION. Notwithstanding any other provision of this Plan, the Company may terminate this Plan at any time if the Company, in its sole and absolute discretion, determines that any change in federal or state law, or judicial or administrative interpretation thereof, has materially affected the Company's cost of providing the benefits otherwise payable under this Plan, or for any other reason whatsoever. Upon such termination, the sole amount payable to a Participant shall be calculated as if the Participant terminated employment on the date the Plan terminated, and shall be paid in a lump sum as soon as administratively possible after the termination of the Plan.

3.12 SUCCESSORS, ACQUISITIONS, MERGERS, CONSOLIDATIONS. The terms and conditions of this Plan shall inure to the benefit of and bind the Company, the Participants, their successors, assigns, and personal representatives. The Company agrees that it will not merge, consolidate, or otherwise be acquired by any other business entity unless and until the surviving business entity shall expressly assume and confirm in writing the obligations of the Company under this Agreement.

3.13 CONTROLLING LAW. The Plan shall be construed in accordance with the laws of the state of North Carolina to the extent not preempted by laws of the United States of America, including ERISA.

SECTION IV

4.01 CLAIMS PROCEDUIRE. Any claim by a Participant or his beneficiary (hereinafter "Claimant") for benefits shall be submitted to the Committee. The Committee shall be responsible for deciding whether such claim is within the scope provided by the Plan (a "Covered Claim") or is otherwise subject to payment pursuant to the terms of any Plan, and for providing full and fair review of the decision on such claim. In addition, the Committee shall provide a full and fair review in accordance with ERISA, including without limitation Section 503 thereof.

4.02 <u>CONTENTS OF CLAIM.</u> Each Claimant or other interested person shall file with the Committee such pertinent information as the Committee may specify, and in such manner and form as the Committee may specify or provide, and such person shall not have any rights or be entitled to any benefits or further benefits hereunder, as the case may be, unless such information is filed by the Claimant or on behalf of the Claimant. Each Claimant shall supply at such times and in such manner as may be required, written proof that Covered Claims were incurred or that the benefit is covered under the Plan. If it is determined that a Claimant has not incurred a Covered Claim or if the Claimant shall fail to furnish such proof as is requested, no benefits or no further benefits hereunder, as the case may be, shall be payable to such Claimant.

4.03 <u>NOTICE OF DECISION.</u> Notice of a decision by the Committee with respect to a claim shall be furnished to the Claimant within ninety (90) days following the receipt of the claim by the Committee (or within ninety (90) days following the expiration of the initial ninety (90) day period, in a case where there are special circumstances requiring extension of time for processing the claim). If special circumstances require an extension of time for processing the claim, written notice of the extension shall be furnished by the Committee to the Claimant prior to the expiration of the initial ninety (90) day period. The notice of extension shall indicate the special circumstances requiring the extension and the date by which the notice of decisions with respect to the claim shall be furnished. Commencement of benefit payments shall constitute notice of approval of a claim to the extent of the amount of the approved benefit. If such claim shall be wholly or partially denied, such notice shall be in writing and worded in a manner calculated to be understood by the Claimant, and shall set forth: (i) the specific reason or reasons for the denial; (ii) specific reference to pertinent provisions of the Plan on which the denial is based; (iii) a description of any additional material or information necessary for the Claimant to perfect the claim and an explanation of why such material or information is necessary; and (iv) an explanation of the Plan's claims review procedure. If the Committee fails to notify the Claimant of the decision regarding his claim in accordance with these "Claims Procedure" provisions, the claim shall be deemed denied and the Claimant shall then be permitted to proceed with the claims review procedure provided herein.

4.04 <u>APPEALING CLAIM DENIAL.</u> Within sixty (60) days following receipt by the Claimant of notice of the claim denial, or within sixty (60) days following the close of the ninety (90) day period referred to herein, or if the Committee fails to notify the Claimant of the decision within such ninety (90) day period, the Claimant may appeal denial of the claim by filing a written application for review with the Committee. Following such request for review, the Committee shall fully and fairly review the decision denying the claim. Prior to the decision of the Committee, the Claimant shall be given an opportunity to review pertinent documents and to submit issues and comments in writing and request a review of the Committee of the decision denying the claim. Such a request shall be made in writing and filed with the Committee within sixty (60) days after delivery to the Claimant of written notice of the decision. Such written request for review shall contain all additional information which the Claimant wishes the Committee to consider. The Committee may hold a hearing or conduct an independent investigation regarding the merits of the denied claim promptly, and within sixty (60) days following receipt by the Committee of the request for review (or within one hundred and twenty (120) days after such receipt, in a case where there are special circumstances requiring extension of time for reviewing such denied claim) shall deliver the decision to the Claimant in writing. If the decision on review is not furnished within the prescribed time, the claim shall be deemed denied on review.

For all purposes under the Plan, the decision with respect to a claim if no review is requested and the decision with respect to a claim if review is requested shall be final, binding and conclusive on all interested parties as to participation relating to the Plan.

IN WITNESS WHEREOF, Standard Commercial Corporation has caused this Agreement to be executed all as of the day and year first above written


STANDARD COMMERCIAL
CORPORATION

BY: /s/ Marvin W. Coghill, President


ATTEST:

(Corporate Seal)

BY: /s/ Guy M. Ross, Secretary

NORTH CAROLINA

WILSON COUNTY

FIRST AMENDMENT
TO THE
STANDARD COMMERCIAL CORPORATION
SUPPLEMENTAL RETIREMENT PLAN

THIS AMENDMENT, made and entered into this 14th day of December, 1994, by Standard Commercial Corporation (the "Corporation"), a corporation organized and existing under the laws of the State of North Carolina.

W I T N E S S E T H:

WHEREAS, the Corporation has established and adopted the Standard Commercial Corporation Supplemental Retirement Plan (the "Plan") effective April 1, 1989;

WHEREAS, pursuant to section 3.10 of the Plan, the Corporation has reserved the right to amend the Plan from time to time, in its sole discretion;

WHEREAS, the Corporation desires to amend the Plan effective December 1, 1994 to provide that the Administrative Committee appointed under the Plan, in its discretion, may specify the amount of compensation that shall be used in calculating, solely for purposes of the Plan, the amount of a participant's benefit under the Standard Commercial Corporation Defined Benefit Pension Plan (the "Defined Benefit Plan");

WHEREAS, pursuant to resolution of its Executive Committee, the Corporation has authorized and directed its officers to execute such documents and to take such other action as may be necessary to give effect to the foregoing amendment to the Plan.

NOW THEREFORE, in consideration of the premises herein contained, the Plan is hereby amended effective December 1, 1994 by adding the following at the end of section 1.06:

> The Committee shall be entitled, in its discretion, to specify an amount of compensation that shall be used in calculating, solely for purposes of this Plan, the amount of a participant's benefit under the Basic Plan.

IN WITNESS WHEREOF, the Corporation has caused this amendment to be executed by its duly authorized officer and its corporate seal to be hereunto affixed, all as of the date first written above.

CORPORATION:

STANDARD COMMERCIAL
CORPORATION

By: /s/ Guy M. Ross
Name: Guy M. Ross
Title: Vice President & Secretary

ATTEST:

BY: /s/ Hampton R. Poole

(Corporate Seal)

RESOLUTIONS OF ADMINISTRATIVE COMMITTEE
UNDER THE
STANDARD COMMERCIAL CORPORATION
SUPPLEMENTAL RETIREMENT PLAN

WHEREAS, Standard Commercial Corporation (the "Corporation") adopted the Standard Commercial Corporation Supplemental Retirement Plan (the "Plan") effective April 1, 1989, as amended effective December 1, 1994;

WHEREAS, the undersigned were appointed by the Board of Directors of the Corporation to serve as the Administrative Committee under the Plan (the "Administrative Committee");

WHEREAS, the Plan provides that the Administrative Committee, in its discretion, may specify an amount of compensation that shall be used in calculating, solely for purposes of the Plan, the amount of a participant's benefit under the Standard Commercial Corporation Defined Benefit Pension Plan (the "Defined Benefit Plan");

WHEREAS, effective April 1, 1994, the annual salary payable to <u>M. W. Coghill</u> (the "Participant") by the Corporation was reduced such that the amount of compensation that will be taken into account for benefit calculation purposes under the Defined Benefit Plan with respect to the Participant has been reduced from $310,000 to $263,500 as of April 1, 1994;

WHEREAS, in view of the decrease in the Participant's annual salary effective April 1, 1994, the Corporation desires that the amount of compensation that shall be taken into account in calculating, solely for purposes of the Plan, the Participant's benefit under the Defined Benefit Plan shall be $310,000 for plan years ending on or after March 31, 1995.

NOW, THEREFORE, BE IT RESOLVED, that in view of the decrease in the annual salary payable to the Participant by the Corporation effective April 1, 1994, the Administrative Committee hereby specifies that the amount of compensation that shall be taken into account in calculating, solely for purposes of the Plan, the Participant's benefit under the Defined Benefit Plan shall be $310,000 for plan years ending on or after March 31,1995.

The foregoing resolution is adopted this 14th day of December 1994.

By: /s/ G. M. Ross   By: /s/ E. C. Dilda
      G. M. Ross   E. C. Dilda

By: /s/ D. L. Williams   By: /s/ Edward A. Majeski
      D. L. Williams   Edward A. Majeski

                                      By: /s/ Hampton R. Poole, Jr.
                                        Hampton R. Poole, Jr.

NORTH CAROLINA   SECOND AMENDMENT
                                              TO THE
WILSON COUNTY   STANDARD COMMERCIAL CORPORATION
                              SUPPLEMENTAL RETIREMENT PLAN

THIS AMENDMENT, made and entered into this 25th day of November, 1996, by Standard Commercial Corporation (the "Corporation"), a corporation organized and existing under the laws of the State of North Carolina.

W I T N E S S E T H:

WHEREAS, the Corporation has established and adopted the Standard Commercial Corporation Supplemental Retirement Plan (the "Plan") effective April 1, 1989, as subsequently amended from time to time;

WHEREAS, pursuant to section 3.10 of the Plan, the Corporation has reserved the right to amend the Plan from time to time, in its sole discretion;

WHEREAS, the Corporation desires to amend the Plan effective as of the date of execution hereof to eliminate the lump sum optional form of distribution;

WHEREAS, pursuant to resolution of its Executive Committee, the Corporation has authorized and directed its officers to execute such documents and to take such other action as may be necessary to give effect to the foregoing amendment to the Plan.

NOW THEREFORE, in consideration of the premises herein contained, the Plan is hereby amended effective as of the date of execution hereof as follows:

Section 2.01 of the Plan is amended by deleting the section in its entirety and inserting in lieu thereof the following:

"2.01 A Participant will be entitled to receive Excess Pension Plan Benefits under this Plan which may increase or decrease from time to time and which shall be payable at the same time as are his benefits under the Basic Plan. Such Excess Pension Plan Benefits shall be paid in the same manner in which the Participant's Basic Benefits are paid; provided, however, a lump sum distribution shall not be available under this Plan. If the Participant elects to receive his Basic Benefits in the form of a lump sum distribution, he shall make a separate election as to the manner in which Excess Pension Plan Benefits shall be paid hereunder. If Section 415 prohibits any benefits from being paid from the Basic Plan, this Plan shall provide all the benefits the Basic Plan would have provided under the same conditions, subject to the distribution form restriction stated above."

IN WITNESS WHEREOF, the Corporation has caused this amendment to be executed by its duly authorized officer and its corporate seal to be hereunto affixed, all as of the date first written above.

CORPORATION:

STANDARD COMMERCIAL
CORPORATION

By: /s/ Guy M. Ross
Name: Guy M. Ross
Title: Vice President & Secretary

ATTEST:

BY: /s/ Hampton R. Poole

(Corporate Seal)

RESOLUTIONS OF ADMINISTRATIVE COMMITTEE
UNDER THE
STANDARD COMMERCIAL CORPORATION
SUPPLEMENTAL RETIREMENT PLAN

WHEREAS, Standard Commercial Corporation (the "Corporation") adopted the Standard Commercial Corporation Supplemental Retirement Plan (the "Plan") effective April 1, 1989, as amended effective December 1, 1994;

WHEREAS, the undersigned were appointed by the Board of Directors of the Corporation to serve as the Administrative Committee under the Plan (the "Administrative Committee");

WHEREAS, the Plan provides that the Administrative Committee, in its discretion, may specify an amount of compensation that shall be used in calculating, solely for purposes of the Plan, the amount of the participant's benefit under the Standard Commercial Corporation Defined Benefit Pension Plan and Trust (the "Defined Benefit Plan");

WHEREAS, effective April 1, 1994, the annual salary payable to M. W. Coghill (the "Participant") by the Corporation was reduced such that the amount of compensation taken into account for benefit calculation purposes under the Defined Benefit Plan with respect to the Participant was reduced from $310,000 to $263,500 as of April 1, 1994;

WHEREAS, in view of the decrease in the Participant's annual salary effective April 1, 1994, the Administrative Committee previously specified that the amount of compensation to be taken into the account in calculating, solely for the purposes of the Plan, the Participant's benefit under the Defined Benefit Plan shall be $310,000 for plan years ending on or after March 31, 1995;

WHEREAS, the Participant's annual salary has since been increased to an amount above $310,000;

WHEREAS, The Administrative Committee intends that the amount of compensation to be taken into account in calculating, solely for purposes of the Plan, the Participant's benefit under the Defined Benefit Plan be the greater of the Participant's actual compensation or $310,000, and desires to take clarifying action at this time.

NOW, THEREFORE, BE IT RESOLVED, that the Administrative Committee hereby specifies that the amount of compensation that shall be taken into account in calculating, solely for purposes of the Plan, the Participant's benefit under the Defined Benefit Plan shall be the greater of the Participant's actual compensation or $310,000 for plan years ending on or after March 31,1995.

The foregoing resolution is adopted this 25th day of August 2000.

By: /s/ Michael K. McDaniel
      Michael K. McDaniel

By: /s/ Timothy S. Price
      Timothy S. Price

By: /s/ Robert A. Sheets
      Robert A. Sheets

By: /s/ Hampton R. Poole, Jr.
      Hampton R. Poole, Jr.

ALL THE MEMBERS OF THE ADMINISTRATIVE COMMITTEE